

July 29, 2014

Michael M. Achary
Chief Financial Officer
Hancock Holding Company
One Hancock Plaza
Gulfport, Mississippi 39501

   Re: **Hancock Holding Company**
       Form 10-K for the Fiscal Year Ended
       December 31, 2013
       Filed February 28, 2014
       File No. 000-13089

Dear Mr. Achary:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Mike Volley

             Mike Volley
             Staff Accountant